Filed by DD3 Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

DD3 Acquisition Corp. II

(Commission File No. 001-39767)

Codere Online Luxembourg, S.A.

(Commission File No. 333-258759)

Martin Werner of DD3 Capital Appears on the “Yet Another Value” YouTube Channel to

Discuss the combination of Codere Online and DD3 Acquisition Corp. II

November 4, 2021

https://www.youtube.com/watch?v=H1jv47wdPak

Transcript of the video interview:

Andrew Walker:

All right. Hello and welcome to yet another Value Podcast. I’m your host, Andrew Walker and with me today, I’m excited to have Martin Warner. Martin is the founder of DD3 Capital, and he is the CEO of the SPAC that we’re going to be talking about today. The ticker there is D-D-M-X. Martin, how’s it going?

Martin Werner:

Great, Andrew. Nice to be with you.

Andrew Walker:

Great to have you here. Let me start this podcast the way I do every podcast, first with a disclaimer, just remind everybody that nothing on here is investing advice. Martin is obviously the CEO of the SPAC that we’re going to be talking about so he’s got a vested interest in this company. But everybody should just remember, please do your own diligence. Nothing’s investing advice.

Andrew Walker:

And then the second way I start every podcast is with a pitch for you, my guest. This is actually going to be a really simple pitch. Your first SPAC merged into Betterware, the ticker there is B-W-M-X. I believe for a while, it was literally the most successful SPAC in the history of the SPAC markets. I looked it up yesterday, just the common is the 18th or 17th most successful SPAC of all time. And then your units, SPAC comes with a unit, a warrant and a stock. Your units were a little more generous than a lot of other SPACs so your SPAC is still one of the top 10 or top 5 performing SPACs of all time.

Andrew Walker:

Given that background, and I’ve got tons of friends who think Betterware today is still a very interesting company. We might talk about it a little at the end. But given that background, it’s kind of akin to venture capital investing. If somebody hits one grand slam you at least want to see what they’re doing for the next one, because there can be a little bit of a repeat effect. So given that background, I’m really excited to have you on to talk about your second SPAC, D-D-M-X, which is merging with Codere Online. So I’ll stop there and flip it over to you. How did you find Codere Online? What’s the pitch? What did you see that made you want to take this public as your second SPAC?

Martin Werner:

Well, Andrew, when we placed our second package was early December of last year. We hit the ground running. We’d already done one SPAC. We knew what we wanted. We wanted a company that had high growth, preferably with a tech angle. We were very close to doing a deal with a FinTech company in the lending space in Mexico. I spent my Christmas vacation talking to those guys every day. In the end, the deal didn’t go through so we didn’t sign the LOI in January and we started looking at our pipe. And then the opportunity to look at Codere Online came up.

Martin Werner:

Codere Online is connected to Codere Group. The Codere Group has a big retail presence in Spain, Italy, and Latin America in casinos. And they, because of COVID, the casinos were closed, they had no cash so they couldn’t find their online platform, which was growing rapidly and needed cash. So they ran a process to find a partner and we participated and they really liked the feel with us, the fact that they wanted to operate and they wanted a minority investor, that we were the right partner. Mexico is a big country for them. I knew many of their partners in Mexico. So, it was a very good fit. We very quickly signed an LOI. We worked on the BCA and we got a deal that we think is very attractive for investors, and that will work well in NASDAQ.

Andrew Walker:

Perfect. Let’s go back, and I want to talk about just, you’re actually the second SPAC sponsor we’ve had on and I spend a lot of time in the SPAC world and I just think the whole way a SPAC comes together and merges with the company is interesting. So let’s talk about the process for merging with Codere and then we can dive a little bit with Codere.

Andrew Walker:

The first thing when I was reading through your proxy, I think the first thing that jumped out to me is I hadn’t seen this disclosed... I’ve seen, every SPAC discloses, “Hey, we reached out to 15 companies and signed an LOI with 7.” But your background really made clear, “Hey, we reached out, there were 3 companies we were thinking about,” and you even list the reasons, you mentioned one of them, but you even list the reasons for each 3. You say, “These were great companies, but I think it was the second company reached out. It just wasn’t public company ready. The third company reached out,” I can’t remember. You gave the reasons why you couldn’t merge with them and then in early January... Actually I’ll stop there and then we can go to Codere, but could you just talk a little bit about what the process was and why you turned down these first three companies?

Martin Werner:

Our background is in banking. I ran the Mexico office of Goldman Sachs for 16 years. My partner, Jorge, co-founder of DD3 was also a banker for 20 years and he was also a private equity investor with a big Brazilian PE firm. So we understand these processes and we know how to very quickly look at companies when we have the right data. So, initially we were very enthusiastic about the FinTech space, and it was a space that our partners in the pipe wanted to look at. And we find a company that even today is looking at doing a SPAC deal in Mexico. We really like the team there. The company was probably too early stage. And, to be honest, in the FinTech space, the lending side is probably more risky because people are really focused on payments more than lending, but lending also works.

Martin Werner:

So, we look at that, and we learned a lot. As I said, we were very close to getting a deal done, but in the end, deals are complicated. Things didn’t work out. It wasn’t the right fit at that time because of what they needed. And they need an immediate injection of capital anyway. So we passed on that one.

Martin Werner:

And then we had a pharma company we were looking at too. That was a very interesting company, very different, more value play, a very big company in Mexico. In that case issue was valuation because that company was in a space that’s called branded generics. So branded generics is a very... you can have very high valuations or very low because they could be more branded or more generic.

Andrew Walker:

I’m laughing because I know the space. I used to be at Bain and I covered healthcare and I know the space very well.

Martin Werner:

So, of course they thought they were more branded, we thought they were more generic. So in the end, we couldn’t get to the valuation. That’s a fantastic company, eventually would love to take it public. So, we looked at that company. And then of course, because we have a pipe that is [very] committed in SPAC number two, we did the initial analysis, but before signing anything, we always went to our partners. So we went to [Wire] and to [MG], and that was really a great process.

Martin Werner:

So we discussed with them the opportunities before signing an LOI. So, we keep them up-to-date, but we do a very kind of scientific approach. We create a model for the company. We look at comparables. We look how they trade, and we run the numbers and then we check the tires in the way of calling people we know that know the space without giving information, but just trying to become very quickly get up-to-date on the space, see how that could trade in NASDAQ if they have the growth, the technology, the team, the numbers.

Martin Werner:

So, we can do that in two weeks for a company. So, we did that for the FinTech company, we did for the pharma company. We had an opportunity in the local airline space that was super attractive, but in the end, they preferred to go for their regular IPO. But very quickly, and we look at many other companies. So, we do that all the time. And then, because DD3 is not just a SPAC sponsor, it’s a financial firm in Mexico that has creative funds, special opportunity funds, we do M&A. So we’re constantly talking to investors and entrepreneurs. So we’re in the flows and that creates a lot of opportunities for the SPAC.

Martin Werner:

So when we’re looking at something that maybe they come to see us for something else, we say, “Hey guys, a SPAC would work great for you guys. Will you think about that?” So we’re always talking to investors, to companies, and to people. But anyway, we look at a number of companies before, we do a very thorough process, we involve our partners and we make decisions jointly. So, in the end, I think that, once we saw the Codere Online opportunity, we really liked it and we thought, and we think that we have a fantastic deal and the company kind of checks all the boxes that we need for a SPAC to work in NASDAQ and be a successful stock.

Andrew Walker:

Perfect. And I’ll just lob in two more things and then we’re going to go to Codere. The first is, I’ve written about SPACs extensively on the blog. We invest in SPACs all the time. And I think one of the things you said with DD3, you’re not just a SPAC sponsor. You’re involved in companies in a lot of ways. I think when you’re looking for SPAC sponsors, you want someone who the only way they’re ever going to get paid is not, “Oh, we need to get this SPAC deal done.” You want someone who’s talking to 100 companies and saying, “Hey, you guys should do a merger. You know what’s right? For you specifically, a SPAC is right,” because if you’re one of the kind of generic, just launching a SPAC, they’re going to get the worst SPAC deals. They’re going to get the bottom drags and it’s not really going to work. So I like that about you guys.

Andrew Walker:

You guys were also interesting. Baron Funds was your partner in the pipe. They had a forward purchase agreement. And you mentioned that when you were looking at deals, you’d go to them, you’d get feedback, you’d talk to them. And that’s unique. There are companies that, there are plenty of SPACs, not all of them, but there are quite a few who do have forward purchase agreements with people but I haven’t really heard of them working as a partner with you guys. So could you just explain how that relationship came about and how you work with them, and then we’ll dive really heavily into Codere.

Martin Werner:

Yeah. I think that we learned a lot in the Betterware deal, Andrew. It was a very, very difficult deal to close because it was very hard to raise pipe money. We had really no pipe money. And then the COVID pandemic started as we were closing. And then also it was at the time when Mexico just went in a political transition from a party from the center to a party more on the left. And then all the private sector was very worried about the new president so they were all thinking about how do I send money outside of Mexico, not invest more in Mexico. So it was very hard to raise money locally. And then when we did the [inaudible] in the US, they said, “Hey, this is a Mexican company. Who are your Mexican investors?” So it was, again, that it was very hard to converge.

Martin Werner:

So, we had one family office that was writing a big check. And then a week before closing, they told us, “Hey guys, COVID came. We cannot commit. We’re out.” So, at that point, we levered DD3 and we put out the money because we believe in Betterware, we thought the company was a strong company, had strong cash flows, that eventually we will pay the loan and it was going to work. So, we backed with our money the company in a big way. It was a very small IPO because we just had close to $30 million to IPO the company. And it was a very tough process.

Martin Werner:

So after that, once we closed Betterware we said we’re never going to do a SPAC again, never. After a few months, things started looking better, the company was doing great. We felt we learned a lot and we said, “Okay, let’s do another one.” So when we did the other one, the first thing we said is that the key weakness of our first one was the lack of capital that’s pre-committed. So we said this time, we are only going to launch it if we have a pipe pre-committed; pre-committed subject to liking the company we find, of course. So we went out and with the help of the bank doing the SPAC, we approached US investors and Mexican investors, and we wanted one US investor and one Mexican investor so that the problem we had with Betterware was going to be over. So we had both legs.

Martin Werner:

So we found a great US investor, which is of course, Baron Capital. We love those guys. They’re super smart. They know most spaces. They understand growth companies. So, that was an excellent partner. And then in Mexico, we knew this firm in Monterey that was a multifamily office, an asset manager, MG Capital, very smart guys. They’re also our partners in Betterware. So we went to them, they liked the ideas so both of them partnered with us with the forward purchase agreement. So, that was a big difference.

Martin Werner:

And the way we like to treat our partners is the way we would like to be treated if we were doing an FPA. So we would like to be in the kitchen looking at the deal, not in the dining room waiting for the turkey to arrive. So, you really want them to say, “Hey, this is what we’re looking at. Do you like this one, that one, this one?” So, we did some preview work so we didn’t want to waste their time. But whenever we had an opportunity that we thought it was kind of at the stage where it was serious we would prepare an investing memo and we will have a call with them and we discuss it and they will say, “Hey, we may like this at this evaluation. This we don’t like. This sector we don’t invest in.” Like there was one sector that we wanted to invest that the Baron guy said, “Forget it. We’re not going to do that. That’s a sector we don’t invest in.”

Martin Werner:

So, that was the process that we did. And we all liked the Codere Online opportunity and we went through it but even though we reached an LOI very quickly, we looked at a lot of opportunity before that.

Andrew Walker:

Fantastic.

Martin Werner:

And as I said, we were close to signing another one close to New Year’s.

Andrew Walker:

So let’s turn to Codere Online. So sticking with the deal process. You guys, if I’m remembering the proxy correctly, in January, you signed the LOI, or maybe it was the reachout, but it was either January-

Martin Werner:

No, in January, we signed an NDA.

Andrew Walker:

NDA.

Martin Werner:

To get the information.

Andrew Walker:

And the initial talks were 250 to $300 million in enterprise value. And then the talks, you don’t announce the deal till June, but when you do announce the deal, the valuation’s 300 billion so you’re kind of spot on. So it’s about six months of work from start to finish. So valuation doesn’t really change. What are you guys discussing and finalizing in that five or six months from the NDA to announcing the deal?

Martin Werner:

Yeah. The key is the LOI. The LOI was signed, I think, end of February, early March. And the LOI already had the valuation. We signed the LOI, but then from the LOI to the BCA, the Business Combination Agreement, the LOI is non-binding. The BCA is binding.

Martin Werner:

It is a lot of legal work more than transactional work. The basic of the transaction are in the LOI, but the BCA has a lot more stuff about the board about many other things. And it’s a big, legal document. We really spend a lot of time working on the BCA.

Andrew Walker:

Okay. When you look at-

Martin Werner:

And then, that’s why it took us so long to get to the announcement, because that was when we signed the binding document.

Andrew Walker:

When you guys signed LOI in late February, early March, you guys were pretty buttoned up. Y’all were ready to go. Assuming in due diligence, no huge legal issues or anything popped up, y’all were ready to go. That’s interesting.

Andrew Walker:

I’ve heard other SPAC sponsors talked to me, I’ll read these proxies, I’ll talk to them. And they will have put out seven LOIs or something. They’ll be like, “Oh, the LOI, it’s really just a way to keep going with deals. It’s not binding.” Obviously it’s not binding until the BCA is announced, but they look at it as, it’s a handshake. You shake everyone’s hand with an LOI just to get in there.

Martin Werner:

Well, to be honest, I mean, also Mexico is a different market in Latin America. In the US, there are many more SPACs. I mean, the way we work, when we sign an LOI, we are super serious and we sign it with you. And even though it may not have an exclusivity, that’s the way we approach it.

Martin Werner:

Because also, we do a lot of work in terms of the due diligence, the numbers. And we don’t run a firm with 200 people. We have 25 people at DD3. The team really dives into the company. So when we send the LOI it’s to get the BCA done. We don’t like signing many LOIs and having many... I mean, we have a pipeline and if the deal doesn’t work, we’ll go to another one. But once we commit, we commit to get it done. We’re all really working hard on that target and we’re really focused on getting the BCA done.

Andrew Walker:

Great. All right.

Martin Werner:

We’ll approach it.

Andrew Walker:

I think we’ve done all the background of the SPAC and everything. Let’s turn to the company itself. Codere Online, online gaming, Lat AM. Are they the largest online gaming company in Spain? Is that right? Am I remembering that right from the call?

Martin Werner:

I mean, I think they have a significant market sharing in Spain. I think probably the largest, but they have 20, 25% market share in online gaming in Spain. And they’re very big also on the retail side in Spain.

Andrew Walker:

Yep. Yep. They’re online game in Spain, Mexico. They’re going to go further into some Lat AM companies, but what attracts you to Codere Online specifically?

Martin Werner:

I think there are four key things that we liked about Codere Online immediately. First of all, it’s a high growth sector. Online gaming in Latin America is in the early innings. And then it’s also a sector that has a lot of use of technology. It’s online. So it’s technology-driven, great economical scale, costs come down as you increase the mass of users of your platform. And we know that in the NASDAQ market, they want high growth companies with a tech angle. That fit really the bill.

Martin Werner:

The second thing is the team. I mean, the team that runs Codere Online is a team they hire from Israel. Moshe Edree, the CEO, is a guy that has more than 15 years experience in the online gaming sector. The whole team has worked with him in gaming. They really understand the sector. And it’s a complex sector. I mean, these are a lot of technology, the marketing, the onboarding of clients, the retention of clients. It’s very sophisticated. So the team is an excellent team and we really like the team.

Martin Werner:

Then, the third issue is the connection to the retail stores. Because having the retail footprint, which is huge in the case of Codere, they’re really big in Spain, big in Argentina, big in Mexico, they are in Panama, they’re in Colombia. So the best clients that you can have are the omnichannel clients. They play more.

Martin Werner:

We have a base of millions of clients from the retail stores that we can tap and we can bring them to the online platform. We’re really focused on doing that, but we’re going to be even more focused on that. That brings the best clients for us. So that’s a great connection to have.

Martin Werner:

And then finally, the valuation, I think that we’re acquiring the company at 2.3 times 2022 revenues. I mean, if you look at the US comps, their median is seven, but DraftKings is north 10 times revenues of 2022. And then, if you look at Europe, companies with almost no growth and will be growing at 40, 50% a year next year, 30% the year after that, companies with no growth trade at average of three or north of three.

Martin Werner:

We think the evaluation is really attractive. So those four things were the key things that we saw that gave us confidence, this is something that’s really going to work on NASDAQ.

Andrew Walker:

Yeah. And just one other thing. You mentioned in there, the omnichannel. I thought that was something really interesting because I’ve looked at Penn and I’ve looked at some of the other. I don’t think Penn was in your deck, but obviously Penn with Barstools as a competitor. DraftKings is probably the better comp for you on the US side.

Andrew Walker:

But one of the things Penn has said before is they’re like, “Hey, we’ve got all these regional casinos. In the long term, that gives us such a huge edge over someone like DraftKings, who doesn’t actually own the casinos.”

Andrew Walker:

Exactly what you’re saying. Omnichannel, the best customer you can get, the lowest customer acquisition cost is somebody who’s in your physical casino. You hit them with an ad. You get them to download your app. It’s actually the lowest cost way you can get somebody. And yeah, I thought that was really interesting.

Martin Werner:

The lowest cost, Andrew. They are the ones who gamble more. Their average ticket is higher. So, the combo is super, super powerful.

Andrew Walker:

So Spain is Codere’s most mature market. As you said, maybe they’re not the largest, but they’re up there. They’re one of the largest significant market share in Spain. And if I am correct right now, the EBITDA margin in Spain is around 20% on...

Andrew Walker:

Obviously, the whole company is losing money because they’re investing a lot into marketing and stuff. But Spain has a positive EBITDA margin. That is cash flow positive. That is proof of concept right there. Am I thinking about that correctly?

Martin Werner:

Yes, definitely. Yeah.

Andrew Walker:

Yeah. And what’s the Spanish market growing at for Codere?

Martin Werner:

The Spanish market is a mature market. And the Spanish market is undergoing a transition right now because the government came out with very strong regulations regarding the marketing of online gaming.

Andrew Walker:

Yep.

Martin Werner:

That came out this year. And actually, we had to update our numbers this year because the impact of that on the short term was harder on Codere because you couldn’t do a lot of promotions. So, in Spain we actually had, the third quarter was down. And now, things are normalizing. And we think that these changes are good for us in the medium to long-term, because many new players will get out of the market because of it’s going to be very tough to do marketing.

Martin Werner:

But we have the retail presence, a big market share. So in the long-term, in fact, we’re already in the four quarter gaining market share in Spain. Long-term is going to be a market that’s going to be dominated by fewer players because of the restrictions on publicity. But that really started this year. But it’s a more mature market that grows like with GDP.

Andrew Walker:

And then Mexico, obviously, you guys are going to enter a lot of other markets, but it seems like Mexico’s the big, emerging market that you guys are attacking right now. Am I thinking about that correctly?

Martin Werner:

I think in Latin America, we are already operating in three markets, Mexico, Colombia and Panama. But Mexico is by far the largest. And also, in Mexico, Codere has a very big retail presence. Mexico, let’s say, is the easiest and closest growth opportunity. And then, the Mexico market has one player that has an 85% market share. That is unsustainable. There is no market in the world when one player has 85%. So the question is, who is going to gain market share from them?

Andrew Walker:

Yeah. I was about to ask. You guys mentioned this on the call. It’s Caliente and y’all said 85, 90% market share.

Martin Werner:

Yeah. Yeah. Caliente. They done a great job. It’s a fantastic platform. But I mean, in fact, the team from Caliente used to work for Moshe in another company.

Andrew Walker:

Okay.

Martin Werner:

Their technological platform is the same one as we have. We both use Playtech in Mexico as our provider of technology. We have a product that has all the capabilities. I mean, they also have retail, we have retail. But we think that we’re the best positioned player. Now with the resources from the SPAC coming in, to really go head-to-head with Caliente and win market share in Mexico.

Andrew Walker:

How did they get to 85 or 90%? Because as you said, I’ve never heard of somebody having that high of a market share across a country.

Martin Werner:

I mean, I think that they’ve done a great job. I mean, you have to give them that. They’ve done a great job. They invest a lot of money in marketing. They’re super aggressive. They’re everywhere in the sports team. They’re everywhere in Mexico. So, they’ve done a fantastic job. And they were the early movers. They did everything right. They moved first, but they have a dominant share today.

Andrew Walker:

Perfect. And then, okay, so just looking at projections, you mentioned earlier that this year might be a little wonky because there’s COVID, reopening in Spain. You guys are getting, the regulations are changing, which was a headwind to Q3.

Andrew Walker:

But as with all SPACs, you guys published projections for the next couple years in your SPAC deals. One of the things that jumped out to me was the projections for, I think they go out to 2024, if I’m remembering correctly, I don’t have the slides right next to me.

Andrew Walker:

But the projections actually call for accelerating growth over the next three years versus what you guys have done over the past couple years. And obviously again, past couple years, regulation changes, COVID headwinds, all that sort of stuff. But what gives you confidence that there’s going to be accelerating growth at Codere? What’s driving that?

Martin Werner:

Yeah, the growth is not accelerating. I mean, the growth, this year is going to be ballpark hundred million dollars in revenues, net gaming revenues. Next year, we are about 150. And then the year after that, we are at 200. It’s 50% growth in 2022 and then 33% growth in 23.

Martin Werner:

The rate of growth decelerates but we really go high next year because we have all the resources from the SPAC. We do aggressively marketing, aggressively in tech. And then, we are, in the projections that we show in the presentation, there’s one new market that we enter, which is very big, which is the city of Buenos Aires. Buenos Aires is the third largest city in Latin America. We have the license for the city already. And we are about to get the green light to start operating. It could either be 1st of December or early January, but we’re ready to go.

Martin Werner:

And then, as many big cities, the city of Buenos Aires is surrounded by what is called the province of Buenos Aires. And we’re also in close discussions with a license for the province. So that would be huge because the province of Buenos Aires is where Codere retail has their largest presence in Argentina.

Martin Werner:

The city plus the province is a huge market. The city projections are already in the numbers, but we don’t have the province. And then, other provinces in Argentina will probably come in. We’re talking to the Brazilian government. It looks like they’re going to regulate online gaming very soon.

Martin Werner:

And another benefit of the retail, Andrew, is that the retail company has a longstanding presence in all these markets. And they’ve been talking to the regulators for years. When something opens up, they really know them and they trust them. They’ve been around for years.

Martin Werner:

You’re really also way ahead with the regulators to get these licenses. And we only operate in countries where we have the full license because, as you know, there are other places in gaming that operate remotely from other locations in the country without being regulated. We are a fully regulated, fully licensed player in the country that we are, and we are looking at new countries. If Brazil opens up or the rest of Argentina, or we’re talking to the state of Puerto Rico, for example, for a license, all these is not in the projections. Any of these is another geography, another push. The projections are very conservative and do not include any new market with the exception of the city of Buenos Aires, where we already have a license and are almost about to start.

Andrew Walker:

The projections I’m looking at right now, 400 million in 2027 revenue is the projection. That’s six countries, Spain, Mexico, Columbia, Panama, Italy. And I shouldn’t have said countries because the city of Buenos Aires is in there. Six countries.

Andrew Walker:

With the 400 million in revenue, I think you guys have a projection. What was it? It was slide 25 in the deck. I think it’s projecting 20% EBITDA margins in the long term once you hit that 400 million steady state. Can you walk me through 400 million revenue? What is the financial statement going to look like if you guys hit that $400 million of revenue to get to 20% EBITDA margins?

Martin Werner:

I mean, I think the key to get there is that not only we will continue growing in Mexico. We’re going to grow in Colombia, in Panama, we’ll grow in Argentina. And I think that we’ll start entering a couple of new countries, but we with the resources from the SPAC and the technology, we feel very confident that the numbers, as I said before, are a really conservative number.

Andrew Walker:

Okay. Perfect. And then, you mentioned going into new countries a couple of times. I think one of the unique things with this SPAC was you guys are saying, “Hey, we’ve got the pipe. Right. We’ve got the pipe, which will deliver 70 or 75 million-

Andrew Walker:

... we’ve got the pipe which will deliver 70 or 75 million of something in guaranteed cash. And you guys have said, we’ve based this entire transaction on only the pipe money coming in. If there’s 100% redemptions, this transaction is based on only the pipe money. I think the SPAC has 125 million in cash, hopefully there’s no redemptions. If we get the 125 million in cash, we’re going to use that to fuel growth. So if no one redeems, everybody here goes, nothing’s investment advice, actually, I won’t even say that, but if no one redeems the SPAC, what is the company going to do with that extra $125 million?

Martin Werner:

Okay. If we have the additional money, I think that will accelerate some investments. And then hopefully we’ll try to open new markets faster. So for example, if Brazil really opens up, you can open up Brazil with $30 million, or you can open up Brazil with 50, so you can use more money, go more rapidly. So I think that it would allow us to enter some markets faster and also probably to do some technology upgrades sooner.

Andrew Walker:

Gotcha, gotcha. So it’s really just about, if you guys get the extra $125 million, going faster, new countries, more marketing, grabbing more players.

Martin Werner:

Yeah. And also the possibility to buy something.

Andrew Walker:

Yep. What would the company be looking to buy if they were looking to go inorganic growth? Would it just be the leading player in the new country? Are you guys going to look to ... We’ve seen Draft Kings has gone and buy, I think it’d be too large for you, but Draft Kings has gone and bought their player management system. They’ve gone and bought the sports book that’s giving them all the sports lines and that type of stuff. What would Codere be looking to buy?

Martin Werner:

I think that we could go to a geography we’re looking to come in and buy a player that’s already there that has a strong presence that allow us to plug and play. That we’re already in, we can upgrade it and put in our platform, and we can add another country. Or maybe we can add a smaller, another player that’s in a country we’re already in that we can have a bigger market share. So we look at both, new markets and existing markets.

Andrew Walker:

One of the new markets that you guys talked about, and I know this is, I don’t want to say moonshot, but it’s on the more aggressive end of the spectrum, but there’s four slides devoted in there to the target, is actually expanding into the US. And I thought that was really interesting. I thought that was interesting, and it was the one thing in the deck where I read it and I was like, ooh, that doesn’t fit my mental model of something that would be really doable. But I’ll present my pushbacks. But I wanted to ask you, why do you think Codere has a chance or has a right to win a little bit of share inside of the US?

Martin Werner:

I think that the US market is phase two. I think that phase one is what we’re in right now, in the city of Buenos Aires, that’s what’s in the projections. Phase two is Latin America, it’s Brazil, it’s Puerto Rico, it’s Chile, Uruguay, Peru. There are many countries where we can go in to Latin America. And those are the markets that we know, where the retail franchise is already present. So we have a lot going on.

Martin Werner:

I think that phase three is the US. And the US is really because the Hispanic population likes Latin American sports, and we’re connected to those sports. We sponsor many teams. We have a lot of presence. So it’s really anchoring the Hispanic presence in the US. And the fact that people from Mexico like to look at Mexican soccer, people from Central America want to look at Central American soccer and stuff like that. So we have that product, we know the sports, and we can generate the engagement. So that would be the angle to go to the US. But as I said, that’s phase three.

Andrew Walker:

Yeah. I don’t want to provide too much pushback on that because as you’re saying, it’s phase three. But I guess in my head, I haven’t seen, not that I’m a gaming expert at all, but I haven’t seen a niche gaming product really attract significant market share. And when I look at it, I don’t know, if you’re a serious soccer fan, it doesn’t seem like you’re underserved by the offerings that a Draft Kings or a BetMGM or anything is offering right now.

Andrew Walker:

And also it seems like we’re in a land grab mode right now, by the time you guys launch the US product, it seemed like a lot of the land grab would’ve been taken. One of the things I like about you guys is these emerging markets, they’re just about to come online. You’re going to use the cash to go win that land grab right now, you’ve got the retail market, so you can be first. If you’re coming into the US market in 2024/2025, it seems like a lot of that land grab would already have been taken up.

Martin Werner:

As I said, that’s really the third phase of the growth. So it’s nothing that we’re really working on right now. We’ve been approached by a couple of media companies in the US that are focused on the Hispanic market that wanted to talk to us. Excitingly.

Andrew Walker:

Oh, interesting.

Martin Werner:

But so far, we’re really focused on the markets where we are and the next phase. So, we’re not talking about that. But we’ve been approached on that because these guys want the connection to gaming. Many teams also want connections to gaming. The space will grow, definitely, everywhere. And it will change. But I think that if we have a strong presence in Latin America, given that you have 40 million Hispanics living in the US connected to Latin America, certainly there’s something to be done.

Martin Werner:

The question of how you will feed that. We’ll look at that, if we are still independent company, because the other thing that we look when we look at Codere, is that we could acquire some things, but we could also be acquired. Because if you look at Latin America today, there are very few gaming companies with a multi-country approach. So Codere Online provides you with two countries in Europe, Spain and Italy, and then you have already four in Latin American, more coming. So in one company you have all these markets where you’re already there. And then you have the omnichannel connection. So, I think it would be interesting to see whether we are the acquirer or we’re being acquired.

Andrew Walker:

Martin, you’re speaking by language. And in the SPAC world, Golden Nugget Online, they’re very similar, I would say, it’s obviously not complete apple to apples, but it’s very similar to the Codere Online story. Golden Nugget, regional casinos, Golden Nugget Online goes public through a SPAC. It’s public for six/nine months. And then, it’s Penn who’s buying them? I think Penn. Yeah, it was Penn who’s buying them right now. But somebody looks at them and says, hey, they’ve got the online presence, they’ve got the connection to the physical retail. Obviously they don’t own the physical retail, but they’ve got the connection. We’ll just go buy them. And that’s the perfect bolt on.

Andrew Walker:

And for you guys, they’re online in multiple countries, really large presence in Spain, growing presence in Mexico, lots of land grab, go buy them. You get the physical connection without actually having to own the physical stores. It makes sense as a bolt on for a lot of people.

Martin Werner:

Agree.

Andrew Walker:

There you go. Let’s talk, one thing, I look at SPACs a lot, and one thing I always think about is, hey, my big worry with SPACs is the winner’s curse. Anybody who’s ever been in an auction where you’re buying a company or any type of auction, the winner’s curse where you’re the one who wins the auction, and then you immediately look around and say, oh, I paid $10 and everybody else offered $8. So I just paid $2 too much. I won the auction, but I actually lost.

Andrew Walker:

When you’re in a SPAC, you don’t really have any operating synergies, any of that, so you guys are merging with Codere, and I just want to talk about, why did Codere, the retail company who will maintain a significant equity stake in this, who still has the connection, but why did they choose ... I know they said on the call that they never considered an IPO. But why did they choose to go with you guys? Why was a SPAC the right route? Why is DDMX not subject to the winner’s curse that I just described?

Martin Werner:

Because they wanted a partner that was the right partner. That was going to be helpful, but was not going to want to operate the business. And the other, in the process that they ran, we were the only SPAC. The other alternatives were private equity firms or a strategic. So strategics were out because they wanted to run the business. And they want to run the business. They know how to run these businesses.

Martin Werner:

And then PE firms, usually they need to be much more involved in the running of the business because that’s what they sell to their investors. We bring operational expertise, we help. And these guys, they knew how to run the business. They hired this team from Israel to run it. They’ve been there for a couple of years.

Martin Werner:

So the question was getting the resources and then how to manage as a public company. So, we can provide them with capital. We have financial expertise. We are very connected in Mexico, where it’s a T growth market so we can help them. We knew their Mexican partners because they have a Mexican company, CAA, which is their partner in retail. So, I think that we click all the right boxes. And we know, because we know of other offers, we were not the higher offer.

Andrew Walker:

Interesting. What was the highest offer at?

Martin Werner:

I think it was between 30% and 50% above our offer.

Andrew Walker:

Wow. Okay.

Martin Werner:

Yeah. Remember, this was February of this year when gaming was, I mean, it’s still booming today, but it was crazy in February.

Andrew Walker:

Penn stock was $120 per share. And I think it’s $80 per share now. So, this will be very softball, I don’t want to lob this up too easy for you, but I would guess the fact that you guys were a Lat AM focused SPAC, and as we said at the beginning, you guys could guarantee, hey, we have this forward purchase agreement, no matter what, we’re going to deliver $70 million, you were the only SPAC in there, but I would guess that was a key selling point that no matter what, they had a minimum amount of cash that was coming in from this deal.

Martin Werner:

Yeah. I mean, the minimum gross was crucial. And also they really liked the fact that one of our two key investors was Baron Funds. They highly respected them.

Andrew Walker:

Yeah. They want that Tesla valuation.

Martin Werner:

Yeah, we all do.

Andrew Walker:

Look, I think we’ve covered a lot on Codere. I did have a couple of other questions, but I think we’ve covered the majority of them. I want to get some Betterware questions in, but the focus of this podcast is obviously Codere. Is there anything we didn’t talk about that you’re really excited about with Codere? Or any risk that you think the market is really concerned about, that you think the market has wrong that you want to address before we turn it over maybe to Betterware?

Martin Werner:

No, I mean, I think that we think that Codere is a great investment. As I mentioned to you, we think it clicks all the boxes. It’s a high growth company in a high growing sector. It has an excellent management team. We have the omnichannel connection. And we have the right valuation. So, we’re really excited and we hope that we can hit it out the park like we did with Betterware.

Andrew Walker:

Perfect. And just for listeners, what is the, I know, but you’ve got the meeting coming up, what is the meeting, what’s the timeline and everything for listeners who are going to think about that?

Martin Werner:

The meeting is November 16, and then that’s the day when people have to ... November 16 is when people have to tell you whether they redeem or not. And then the meeting will happen between November 18 and November 20th. And shortly after that, the stock will start trading as Codere Online.

Andrew Walker:

Perfect. Perfect. Let’s turn over to Betterware Mexico, again, this is one of the best performing SPACs of all time. You are still on the board there. I’ve got friends, my buddy, Jeremy Raper, who I believe will be coming on the podcast again in the very near future, is still very involved, and very bullish on this. So I’ve been following it out the corner of my eye. I think the stock, weak earnings, I’ve got lots of pings on it, so I just want to turn it over to you, how are you feeling about Betterware right now? What’s the outlook there?

Martin Werner:

I mean, I think what’s going on with Betterware is that Betterware was a company that during COVID grew by three times. Three times. So, the program that we had for the next five years was compressed in one year. So, people got used to seeing numbers that was 100%/200% growth in a quarter compared to last year. That was crazy.

Martin Werner:

And they did a great job operationally because these guys ... Betterware is a company that sells home organizational goods, like for your bathroom, for cleaning, for the house. And the average ticket of what we sell is around $5 to $10. And they have a distribution network of, what they call, these associates of more than a million women all over Mexico. Mainly women that are buyers and sellers of our products.

Martin Werner:

So, this platform went from around 400,000 women pre-COVID to 1.2 million women. Because many women with COVID, they were not working anymore, they wanted to do something, so they started being active with Betterware.

Martin Werner:

What’s happening now after COVID is that some of these women are going back to their regular jobs. So some are keeping the Betterware, selling on the side, but some cannot do it, the house, the work. So our churn is higher than normal. Churn is usually around 2.5%/3% per month in this group of women. And right now we are north of 4% and it’s coming down. But it’s very high because you have the COVID transition.

Martin Werner:

So what the company has been doing greatly is that, for example, in the last quarter, we lost close to 450,000 associates, but we gained close to that. So they’re really increasing the sales force in an amazing way. As soon as the churn rate, which is trending down already, comes back to normal, then we’re going to start growing again, but the problem is that you don’t see it in the numbers yet. And this transition is becoming so much larger, I think that people, they don’t know where the long term growth of the company is.

Andrew Walker:

Yep.

Martin Werner:

So the fact that you are seeing more stability in the numbers now, and because sales were up 4%, Avida was below what people expected, but still, 700 million pesos. The dividend is very strong. I think that what you have right now is that after that huge growth, people need to understand better where the long term growth of the company is. And we’re seeing that. The company still has fantastic fundamentals, but that’s the transition and that’s why the market has penalized us because they were expecting higher numbers and the numbers are still pretty good, but not as high as the market expected.

Andrew Walker:

Let me ask. And again, I am no expert on Betterware. I’ve only followed it out the corner of my eye because it’s one of the best performing SPACs of all time. A bunch of my friends still follow it, but just a very silly question. Obviously, churn for the distributors is very high right now, but I would guess that the distributors who are churning are probably a little bit lower value than your core distributors. If you had somebody who joined because they were home during COVID and they were just looking for something to do, and now they’re churning as to go back to the workforce, I guess that’s a lower sales rep. Obviously, more sales rep is generally better, but I guess that’s a lower quality sales rep who’s... Less sales, less value, less lifetime value. Am I thinking about that correctly? Or am I off a little bit?

Martin Werner:

I mean, I think that in general, they do it fine. Part of the core expertise of the better word, team, is managing this huge sales group.

Andrew Walker:

Yep.

Martin Werner:

So they’re really good at training them, motivating them. Betterware has a reward program for associates where, linked to your sales, you get points. And with the points, you get prices that are furniture and appliances. So many of these women, because they want to contribute to the house, they say not only I’m selling and buying Betterware products, but this year I want to get the dining room table. So I’m going to get the dining room and that’s my contribution to the house. So there’s a lot of hard work and pride of these women of contributing to the house or maybe a new TV or a new washing machine.

Martin Werner:

And so the price component, the way they manage the points program, the motivation, the meetings with the workforce, I mean, the CEO of the company, Andres Campos, travels two days a week, and everywhere he goes, he just goes to meet the sales force, no? So he meets all these women that are the associate base and distributors. He’s talking to them, he’s looking at the way to finesse these programs. Finesse the products that we sell, he also gets a lot of feedback about the products. “Hey, we love this one. Why don’t you change this one to that?” So, these guys are really, really good at what they do, because if you look at the numbers, I mean, just to understand and put it in perspective, Andrew. These guys did roughly around $40 million in 2019 as [inaudible]. They did a hundred in 2020, and they will do north of 150 this year. So, I mean, going to 40 to 150 is huge.

Andrew Walker:

Yep.

Martin Werner:

I mean, I was in Guadalajara two days ago for the board meeting. I mean, these guys distribute half a million boxes per week. You know what’s that? Half a million boxes per week. I mean, it’s a huge logistical operation.

Andrew Walker:

Mm-hmm (affirmative).

Martin Werner:

And they triple the size, so they’ve been able to do all that. Grow the workforce, grow the logistics, and now they’re really focusing on improving the products. I mean, they used to have a catalog every six weeks, now we’re going to monthly catalogs. They used to have only 10% of new products per catalog. We’re going to 30%. So they’re doing a lot of things. They’re really improving the app and e-commerce. So there are a lot of things going on in the company that gives us confidence that the growth is going to be there. And the company’s going to grow at 10 to 15% per year, post this transition. But because the numbers have this huge jump, it’s very hard right now to understand, and because of the problem of the higher churning associates, the market really doesn’t know exactly where these growth will come out. So I think that this is going to take a few quarters for people to understand that it’s still a fantastic company. The growth is there, and because still the market share we have in Mexico and the houses we reach, we reach 20% of the houses.

Martin Werner:

They want to go to 40% and they want to get there in the next four years, no? So, I think there’s a lot of growth in Mexico. There are many, and then the distribution channel that we have is super powerful. I mean, we have 1.2 million women connected to us. We can do a lot of things with them. We’re starting a telephony program where we’re selling mobile phones, but we can do many other things, no? So, I think that this is a very powerful company, super well-run. Andres is a great CEO. Our chairman, Louis, founded the company. He really understands direct selling. He used to work at Tupperware for many years running the Americas. So, this is a fantastic company that just did five years in one year. So that’s a lot, and now people need to understand where the growth will be and then the dividend yield is 7% today. So we pay a 7% dividend, we’re a growing company. I mean, I think that it’s a fantastic stock. I love the story. I love the stock.

Andrew Walker:

Yeah. And it’s just... Your thing with, “Hey, the growth is a little bit slower than maybe the market thought because you’re coming off COVID, which pulled forward five years.” Obviously this is a little bit different, but I mean, I follow Herbalife a little bit. You see it over there, which has similar trends, or just the cable companies, which are some of my favorite companies. 2020 was the best year ever, because everybody was locked down at home and anyone who didn’t have cable or had DSL was like, “I just got to upgrade. I’ve got to do everything over Zoom.”

Andrew Walker:

And now you’re seeing the company sell off because they’re saying, “Hey, we can’t match our 2020 growth rate. We’re still growing. We’re still growing, we’re still profitable,” all this sort of stuff, but the market’s just slamming them. And it’s kind of like, yeah, they’re not COVID recovery plays anymore, but it doesn’t mean they’re not growing. It doesn’t mean they’re not doing great. And I just think, again, I’m not an expert in Betterware, but with the cable companies, a lot of these, I think the market has shot much too quickly and maybe rewarded the COVID reopening plays a little too aggressively, but that’s just my feel.

Martin Werner:

I think this is very similar and I really like the way you compare it. This is a company that had this... I mean, and the cable companies didn’t grow by 300%, so…

Andrew Walker:

I wish they had, but it wasn’t even close.

Martin Werner:

This is a cable company that’s on steroids.

Andrew Walker:

Yeah.

Martin Werner:

And the company’s maintaining that three times because we are just not growing faster now, but we are keeping what we have now, which is huge. So now we’re just recalibrating the growth. And as I told you, the key is the churn. I mean, the churn became much higher, because some women just went back to their jobs and they cannot do the Betterware on the side. But we’re hiring a lot. We’re recruiting a lot of new associates, so the recruiting’s doing great. The only thing is that once a churn goes back to normal and we keep the recruiting, then we’ll get the growth back.

Andrew Walker:

Yep.

Martin Werner:

So people will start to understand, and they need to see the first quarter, which is going to be better because the year always closes stronger, and then next year is going to be better. And then the other thing that is happening is that we are a new public company with the SPAC in March of last year, no? So, people have seen a few quarters. They also need to understand that there’s some seasonality to the quarters. The first one is very strong, second and third is slightly slower, the fourth comes back. So they also need to get to that.

Andrew Walker:

You also trade in the US and you report in pesos. I think the dividend is paid out in pesos, obviously it comes in dollars, but it’s paid out in pesos.

Martin Werner:

Yeah.

Andrew Walker:

So I think you’ve got a little bit of de SPAC, height of COVID, all these issues, Mexican financials. I just think there’s little bits of headwinds that... You’ll get over it eventually, but there’s just a little bit of extra headwind there that-

Martin Werner:

No, and then as I said, I think in a few quarters, people will understand the growth better. People will be more comfortable. The DBN is super strong, even though it’s in pesos is 7%. It’s a great dividend, and the company’s going to grow it because the company’s a growing company. And then there are a lot of new things in the pipeline that are going to make this company be way much better, but those things, unfortunately, I cannot talk about them right now.

Andrew Walker:

Let me ask one other question on Betterware, and then we’ll kind of wrap this up. You mentioned the dividend a couple times, which that’s great, but my companies, I always think share repurchases are more tax efficient. They can be dialed up and down a little bit easier. Investors don’t get as pissed off if you dial back a share repurchase as if you cut a dividend. You’ve mentioned the trades that are pretty valuable, multiple, all this sort of stuff. Why not go with the share repurchases instead of a dividend here?

Martin Werner:

No, I think that the dividend will stay because it’s a long term policy of the company we generate, we have great cash flow. The best proof of the cash flow is paying the dividend. So I think that there’s nothing like getting a dividend. I think that in technical terms, a repurchase is equivalent, but getting those dividends is something that we’ve done and that stockholders appreciate and it’s at the core of what the founders believe. But on top of that, we can do repurchases and we have already approved it at the board. So the company could start doing some repurchases and that card is already there. And it probably would start to be used in the near future.

Andrew Walker:

Let me ask one more question just about DD3. SPAC one, Betterware, growth company, but households, consumer distributor, all that SPAC two, Codere Online gaming, gambling, obviously growth company there as well. But aside from the word growth, I can’t think of Betterware and Codere are pretty much on two other ends of the spectrum. At some point, hopefully you guys are going to launch a third SPAC. Is there any overarching theme that’s connecting these guys? Is it just growth or with the third SPAC, you mentioned branded generics, which is a little bit more of a value play. Are you guys just open to wherever the world takes you?

Martin Werner:

I mean, first of all, the third SPAC is ready to go as soon as we close Codere, we launch our third SPAC.

Andrew Walker:

Yep.

Martin Werner:

Because we understand the SPAC business. We like it, and want to continue doing SPACs. In terms of the companies will bring to market. I think the most important thing that we look for, because we put a lot of our capital in the SPACs is we want to generate great returns to our investors.

Andrew Walker:

That’s what everyone wants to hear.

Martin Werner:

The key thing is returns, okay? So after that, then we understand that for stocks to work in Nasdaq, you need to have high growth. So we look for growth.

Andrew Walker:

Okay.

Martin Werner:

I mean, we could do a value play and we look at one and it could work, but that value play had 20, 20%, 25% growth. So it wasn’t only value, but we think that growth is the key. We think the Nasdaq market wants growth and we want to generate very strong growth and then, more and more, we’re looking to tech. Even in what we do at DD3, if I would tell you that the biggest mistake that Jorge, my partner and I made when we started DD3 is not onboarding the tech guy from day one. It took us two, three years to get... Today, we have a great technology guy with us, Patch. He’s fantastic. And we’re using tech for everything and we’re learning a lot and we’re evolving in that. So I think that we want growth and we want tech, and that’s what we’re looking for.

Andrew Walker:

Perfect. Perfect. And obviously it’s always going to be a Lat AM focus, I’m assuming.

Martin Werner:

Yeah, of course. And also in particular, in Mexico, we are based. The ratio of SPACs to opportunities is in favor of SPACs, because there are another three or four SPACs in Mexico, but compared to the size of the country, a hundred million people, a million, $1.2 trillion economy. I mean, I think that today, the ratio... There are many opportunities, more than SPACs. So we are not... In the US today, there are too many SPACs and they’re in competition. In Mexico, when we find an opportunity, we’re not competing with another SPAC. We might compete with a traditional IPO or with a private equity firm, but not with another SPAC.

Andrew Walker:

Again, not to be too much softball, but I’m not really aware of any other SPACs that have successfully closed a Latin American deal. I could be off. I mean, I’m saying that off the top of my head, but after Codere closes, you guys will have done two of them. I mean, that’s great proof of concept. If I was a company selling, I’m very aware of the risks of SPACs going to the close and going and saying, “Hey, we had 200 million in trust, but we only have $ 4 million left after redemption.” You guys can go and say, “Hey, we’ve successfully closed two of them. Look at our track record.” There’s going to be cash at the back end. If I was selling, I would probably sell to you guys at a much better price than some fly by night SPAC who doesn’t have that track record.

Martin Werner:

I mean, we’re really focused on building the track record and we want to build it for the targets. But as I said before, I mean, the key thing for us is that we want to generate high returns for our investors. And we put a lot of our capital into the SPACs.

Andrew Walker:

Perfect. Martin Werner. I’m going to wrap it up here unless you have anything else.

Martin Werner:

No, thank you very much for the opportunity, Andrew. Very nice meeting you.

Andrew Walker:

Hey, thank you so much for coming on. I’m looking forward to the deal closing in mid November. I’m looking forward to SPAC three and looking forward to chatting soon.

Martin Werner:

Great. Me too. Thank you very much, Andrew.

About Codere Online

Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and expects to start operating in the City of Buenos Aires (Argentina) in late 2021. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

About DD3 Acquisition Corp. II

DD3 was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. DD3’s efforts to identify a prospective target business are not limited to a particular industry or geographic region. Learn more at https://www.dd3.mx/en/spac.

Additional Information about the Business Combination and Where to Find It

Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (together with its consolidated subsidiaries upon consummation of the Proposed Business Combination, “Codere Online”), DD3 Acquisition Corp. II (“DD3”) and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and Codere Online to become wholly-owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a registration statement on Form F-4 (the “Form F-4”) has been filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement relating to DD3’s solicitation of proxies from DD3’s stockholders in connection with the Proposed Business Combination and other matters described in the Form F-4, as well as a prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The definitive proxy statement/prospectus is being mailed to holders of record of DD3 common stock at the close of business on October 14, 2021, the record date established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including any statements as to Holdco’s, Codere Online’s, DD3’s or the combined company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco’s, Codere Online’s, DD3’s and the combined company’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Holdco’s, Codere Online’s and DD3’s expectations with respect to the timing of the completion of the Proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco’s, Codere Online’s and DD3’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3’s stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3’s stockholders in connection with the Proposed Business Combination; and (12) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3’s most recent filings with the SEC, the Form F-4 and the definitive proxy statement/prospectus to be mailed to DD3’s stockholders in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Holdco, Codere Online and DD3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3’s directors and executive officers is set forth in the final prospectus for DD3’s initial public offering filed with the SEC on December 10, 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination is set forth in the Form F-4. Information concerning the interests of Holdco’s, Codere Online’s and DD3’s participants in the solicitation, which may, in some cases, be different than those of Holdco’s, Codere Online’s and DD3’s equity holders generally, is also set forth in the Form F-4. Shareholders, potential investors and other interested persons should read carefully the Form F-4 and the definitive proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Guillermo Lancha, Codere

Guillermo.Lancha@codere.com

(+34)-628-928-152

Media

Brian Ruby, ICR

Brian.Ruby@icrinc.com

203-682-8268

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